UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)

SPDR S&P BRIC 40 ETF

(Name of Issuer)

Shares

(Title of Class of Securities)

78463X798

(CUSIP Number)

February 15, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 78463X798 13G
1.	Name of Reporting Person: ING Funds (Thailand) Co., Ltd. as the management company of ING Thai BRIC 40 Fund		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Thailand

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 476,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 476,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.17%

12.	Type of Reporting Person: OO*

* ING Funds (Thailand) Co., Ltd. is the management company of ING Thai BRIC 40 Fund but has elected to file Schedule 13G nonetheless. As the management company of ING Thai BRIC 40 Fund, the Reporting Person disclaims all beneficial ownership of these Shares.

Item 1.

(a)	Name of Issuer: SPDR S&P BRIC 40 ETF
(b)	Address of Issuer's Principal Executive Offices:
State Street Financial Center, One Lincoln Street, Boston, MA 02111

Item 2.

(a)	Name of Person Filing:
ING Funds (Thailand) Co., Ltd. As the management company of ING Thai BRIC 40 Fund
(b)	Address of Principal Business office or, if none, Residence:
Ground Floor, Sindhorn Tower I and 15th and 17th Floor, Sindhorn Tower III No. 130-132 Wireless Road, Bangkok 10330 Thailand
(c)	Citizenship:
Thai
(d)	Title of Class of Securities: Shares
(e)	CUSIP Number: 78463X798

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act,
(b)	Bank as defined in Section 3(a)(6) of the Act,
(c)	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 13d-1(c), check this box: ☒

Item 4. Ownership.

(a) Amount beneficially owned: 476,000

(b) Percent of class: 5.17% . The percentages shown herein are calculated based on 9,200,000 Shares outstanding.

(c)(i) Sole power to vote or direct the vote: 476,000

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 476,000

(iv) Shared power to dispose or direct the disposition: -0-

Item 5. Ownership of Five Percent or Less of a Class. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2009

ING Funds (Thailand) Co., Ltd. By: /s/ MARIS TARAB Name: Mr. Maris Tarab Title: Managing Director